■ Pepco Holdings, inc.

Christie Day Cannon
Assistant General Counsel

Telephone: (302) 429-3826
Facsimile: (302) 429-3801
E-mail: christie.cannon@conectiv.com

800 King Street
Wilmington, DE 19801

P.O. Box 231
Wilmington, DE 19899-0231

October 22, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>ACE REIT, Inc., Conectiv Energy Holding Company (File No. 70-9947)</u>

Ladies and Gentlemen:

As Assistant General Counsel of PHI Service Company, representing ACE REIT, Inc. ("ACE REIT") and Conectiv Energy Holding Company ("CEH"), both Delaware corporations (together, the "Applicants"), I have acted as counsel to the Applicants with respect to the matters described in the Application-Declaration on Form U-1 (File No. 70-9947) (the "Application"), as amended by Pre-Effective Amendment Nos. 1 through 3 and Post-Effective Amendment Nos. 1 through 2, of the Applicants filed with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935 (the "Act").

The Application seeks authorization to deregister CEH and ACE REIT as holding companies under the Act. The background for the request to deregister follows. On August 1, 2002, Potomac Electric Power Company and Conectiv merged to form Pepco Holdings, Inc. ("PHI") pursuant to the Order of the Commission dated July 24, 2002 (HCAR No. 35-27553; 70-9913)(the "Merger"). PHI is a registered holding company under the Act. PHI filed an Application-Declaration on Form U-1 with the Commission in this file on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005.

At the time of the Merger, CEH and ACE REIT, both indirect subsidiaries of PHI, were considered to be registered holding companies under the Act since each had subsidiary companies holding utility assets.[1] Pursuant to the Financing Order, PHI was required to file with the Federal Energy Regulatory Commission ("FERC") to convert the utility subsidiaries[2] of CEH and ACE REIT to Exempt Wholesale Generators ("EWGs") and to simultaneously file an application with the Commission to deregister CEH and ACE REIT as holding companies under the Act by August 1, 2003. The Application seeks to carry out that deregistration requirement.

I am a member of the bar of the State of Delaware, the state in which the Applicants are incorporated or qualified to do business. I do not hold myself out as an expert in the laws of any state other than Delaware.

In connection with this opinion, I or attorneys in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of the Applicants and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application, as amended.

Based on the foregoing, and subject to the assumptions set forth herein, I am of the opinion that:

There are no state laws applicable to the deregistration of the Applicants as holding companies under the Act; and

Each of the Applicants was, at the time of the filing with the FERC of the applications for conversion of the utilities it held to EWG status, and at the time of conversion of such utilities to EWGs, if applicable, and is currently, duly incorporated under the laws of the state of Delaware; and

---

[1] CEH and ACE REIT registered as holding companies under the Act on July 25, 2002.
[2] At the time of the Merger, CEH had three utility subsidiaries: Conectiv Delmarva Generation, Inc. ("CDG"), Conectiv Pennsylvania Generation, Inc. (now Conectiv Pennsylvania Generation LLC) ("CPG") and Conectiv Mid-Merit, Inc. (now Conectiv Mid Merit, LLC) ("CMM"); and, ACE REIT had one utility subsidiary: Conectiv Atlantic Generation, L.L.C. ("CAG"). These subsidiaries were considered "utility subsidiaries" only for the purpose of regulation under the Act. They are not subject to regulation by any state utility commission. CPG was converted to EWG status on December 23, 2002. CMM was converted to EWG status on February 26, 2003. Applications to convert CDG and CAG to EWG status were filed with the FERC on July 24, 2003, and approved by the FERC on September 23, 2003.

The conversion of the utilities held by the Applicants to EWGs did not, and the deregistration of the Applicants as holding companies under the Act will not, violate the legal rights of the holders of any securities issued by either Applicant or any associate company thereof; and

I hereby consent to the filing of this opinion in connection with the Application.

Very truly yours,

/s/CHRISTIE DAY CANNON

Christie Day Cannon